

March 24, 2014

Via E-mail
Felipe Contreras Fajardo
Chief Accounting Officer
c/o Robert Moreno Heimlich
Banco Santander-Chile
Bandera 140, 19th Floor
Santiago, Chile

>   **Re: Banco Santander-Chile**
>   **Form 20-F for the Fiscal Year Ended December 31, 2012**
>   **Filed April 30, 2013**
>   **File No. 001-14554**

Dear Mr. Contreras Fajardo:

We have reviewed your response letter dated March 14, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Allowances for Residential Mortgage Loans, page 110

1.   We note your response to prior comment 1 where you state that you can confirm that you updated the loan history used in calculating the allowance percentages in 2013, and that the loan history period used for non-renegotiated customers was from January 2007 up until March 2012, and for the renegotiated customers, you used the loan history from January 2010 up until March 2013. Please respond to the following:

- Tell us why you are not using more recent loan history for the non-renegotiated loan population for purposes of your allowance methodology as of December 31, 2013. Specifically, tell us how and why you are able to use more recent loan history data for your renegotiated customers, and why a similar data period could not be used for your non-renegotiated customers.

- In light of the stale loan history used for purposes of your non-renegotiated loan portfolio as of December 31, 2013, please tell us and disclose in future filings the other information you utilized to capture more current loss trends in your allowance portfolio. Specifically, describe in detail the qualitative or quantitative factors you track and consider in your allowance methodology and specifically discuss how those factors are able to track and incorporate the current loss trends in order to ensure your allowance is appropriately capturing all incurred losses.

Management's Report on Internal Control Over Financial Reporting, page 183

2. We note your response to prior comment 2 where you indicate that you do not believe the identification and correction of the matters noted in prior comment 2 resulted in a conclusion that a material weakness existed as of December 31, 2012. However, please tell us how those matters, as well as the matters in the below bullets, were considered in your evaluation of disclosure control and procedures and internal control over financial reporting (ICFR) as of December 31, 2013. Specifically, please tell us how these matters were considered in combination with any other deficiencies noted as of December 31, 2013, and in your response identify any significant deficiencies identified as part of your review of ICFR as of December 31, 2013:

   - The loan history data for non-renegotiated loans utilized in your allowance methodology as of December 31, 2013 is not updated beyond March 2012 and it is unclear how more current loan loss history is captured in your allowance methodology in order to ensure that you allowance captures all incurred losses as of December 31, 2013.

   - You have not been measuring and recording the subsequent changes in fair value related to your cash-settled share-based payment plan since its inception in 2007.

Note 33 – Personnel Salaries and Expenses, page F-118

3. We note your response to prior comment 10 where you indicate that you have not been measuring and recording the subsequent changes in fair value related to the cash-settled share-based payment plan since you do not believe any changes in fair value of the liability would be material. Please address the following:

   - Tell us how you concluded that the effect of any changes in fair value would be immaterial for all periods since the plans inception. As part of your response, please tell us whether you have a process and controls where you timely measure and capture the effect of re-measuring these awards at fair value each period, or whether this process is performed much less frequently.

   - Provide us with your materiality analysis quantifying the effects of the error for each of the three years ended December 31, 2013. As part of your response, please clearly explain how you are calculating the effect of the error for each period.

- Please clarify your responsibilities for ultimately settling the awards with the employees. For example, clarify your obligation for settling the awards with the employee and tell us in more detail how you obtain the equity instruments to settle the awards.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant